

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 7, 2019

Via E-mail
John Lai
President
PetVivo Holdings, Inc.
5251 Edina Industrial Blvd
Edina, Minnesota 55439

     Re: PetVivo Holdings, Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2018
             Filed August 13, 2018
             Form 10-K for the Fiscal Year Ended March 31, 2017
             Filed December 13, 2017
             File No. 000-55167

Dear Mr. Lai:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Kevin J. Kuhar

                             Kevin J. Kuhar
                             Accounting Branch Chief
                             Office of Electronics and Machinery